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                              February 22, 2023

       Elizabeth Horton
       Chief Financial Officer
       S&W Seed Co
       2101 Ken Pratt Blvd Suite 201
       Longmont, CO 80501

                                                        Re: S&W Seed Co
                                                            File No. 1-34719
                                                            Form 8-K filed
February 7, 2023

       Dear Elizabeth Horton:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

       Form 8-K filed February 7, 2023

       Exhibit 99.1 - Pro Forma Consolidated Financial Statements, page 1

   1. Please revise the second paragraph in Note 1 to clarify, if true, that Shell received a 66%
                                                        interest in Vision
Bioenergy Oilseed LLC, and S&W received a 34% interest.
   2. Please describe for us your intended accounting for the contribution of property to Vision
                                                        Bioenergy and the basis
in GAAP. Tell us how you calculated the amounts of pro forma adjustments (g) and
(i). Similarly, please clarify for us how you determined that a gain should be recognized on
the S&W Australia transaction disclosed on page 9 of your Form
                                                        10-Q. Refer to ASC
323-10-30-2 and related guidance.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at (202) 551-3738 or Terence O'Brien at (202)
       551-3355 if you have questions.




                              Sincerely,
 Elizabeth Horton
S&W Seed Co
February 22, 2023
Page 2

FirstName LastNameElizabeth Horton
                                     Division of Corporation Finance
Comapany NameS&W Seed Co
                                     Office of Industrial Applications and
February 22, 2023 Page 2             Services
FirstName LastName